CONSENT OF QUALIFIED PERSON

TO: Each Securities Commission or Securities Regulatory Authority in each of the Provinces of Canada

AND TO:     The Toronto Stock Exchange

Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, I, Stephen Juras, Ph.D., P.Geo., Director of Technical Services for Eldorado Gold Corporation (“Eldorado”), hereby consent to the public filing of the technical report titled ‘Technical Report, Skouries Project, Greece” with an effective date of January 1, 2018 and filed on March 29, 2018 (the “Technical Report”) with the securities regulators referred to above.

I further consent (a) to the public filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Eldorado on its company website or otherwise.

I have read the news releases of Eldorado dated March 21, 2018 and March 29, 2018 (collectively, the “News Releases”). I hereby consent to being named in the News Releases as having prepared the Technical Report therein and to the use of the Technical Report, including the incorporation by reference of, and extracts from, or a summary of, the Technical Report in the News Releases.

I confirm that I have read the Press Releases and that they fairly and accurately represent the information in the Technical Report that supports the disclosure.

Dated this 29th Day of March 2018

“Stephen Juras”

_____________________________

Stephen Juras, Ph.D., P.Geo.

Director, Technical Services

Eldorado Gold Corporation